UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Month of October 2023

Commission file number: 001-10533	Commission file number: 001-34121

Rio Tinto plc	Rio Tinto Limited
ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

6 St. James’s Square	Level 43, 120 Collins Street
London, SW1Y 4AD, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXHIBITS

99.1Stock Exchange announcement dated 2 October 2023 entitled ‘Total voting rights and issued capital’
99.2Stock Exchange announcement dated 2 October 2023 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.3Stock Exchange announcement dated 3 October 2023 entitled ‘Notification of cessation of securities’
99.4Stock Exchange announcement dated 3 October 2023 entitled ‘Notification of Issue, Conversion or Payment of Unquoted Equity Securities’
99.5Stock Exchange announcement dated 3 October 2023 entitled ‘Notification of Issue, Conversion or Payment of Unquoted Equity Securities’
99.6Stock Exchange announcement dated 9 October 2023 entitled ‘Financial community visit to Pilbara iron ore operations’
99.7Stock Exchange announcement dated 9 October 2023 entitled ‘Presentation for Financial community visit to Pilbara’
99.8Media Release dated 17 October 2023 ‘Rio Tinto launches its new Beyond RareTM Tender with a dazzling collection of rare pink, red and yellow diamonds’
99.9Stock Exchange announcement dated 19 October 2023 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.10Media Release dated 20 October 2023 ‘Rio Tinto and Yindjibarndi Energy sign Pilbara renewables MOU’
99.11Stock Exchange announcement dated 23 October 2023 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.12Stock Exchange announcement dated 23 October 2023 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.13Stock Exchange announcement dated 24 October 2023 entitled ‘Shareholdings of persons discharging managerial responsibility (PDMR) / Key Management Personnel (KMP)’
99.14Stock Exchange announcement dated 26 October 2023 entitled ‘Notification of Issue, Conversion or Payment of Unquoted Equity Securities’
99.15Stock Exchange announcement dated 26 October 2023 entitled ‘Notification of Issue, Conversion or Payment of Unquoted Equity Securities’
99.16Stock Exchange announcement dated 26 October 2023 entitled ‘Notification of cessation of securities’
99.17Media Release dated 30 October 2023 ‘Rio Tinto and Prysmian partner on sustainable supply of materials for the energy transition’
99.18Stock Exchange announcement dated 31 October 2023 entitled ‘Block Listing Six Monthly Return’

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Andrew Hodges	By	/s/ Tim Paine
Name	Andrew Hodges	Name	Tim Paine
Title	Company Secretary	Title	Company Secretary

Date	1 November 2023	Date	1 November 2023